FUJIFILM

FUJI FILM Holdings Corporation
IR Office, Corporate Planning Div.
26-30, Nishiazabu 2-Chome, Minato-ku, Tokyo 106-8620, Japan
Phone: 81-3-6271-1111


06019184

File No. 82-78
December 4, 2006


SEC MAIL
RECEIVED
PROCESSING
DEC 1 3 2006
WASH, D.C.
160
SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Photo Film Co

Re: ~~FUJIFILM Holdings Corporation~~– 12g3-2(b) exemption

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- Company's press release, dated November 27, 2006

Very truly yours,

FUJI FILM Holdings Corporation

Junji Okada
General Manager
IR Office,
Corporate Planning Div.

PROCESSED
DEC 2 0 2006
THOMSON
FINANCIAL

Enclosure

dlw 12/14

031505-0002-11134-Tokyo.2014696.1

News Releases

FUJIFILM to Invest 24 Billion Yen to Construct a New Plant for Flat Panel Display Materials at its Kanagawa Factory

To develop and manufacture Ultra-Wide FUJITAC compatible with larger LCD TVs and work toward the development of environmentally friendly materials
November 27, 2006

FUJIFILM Corporation (President and CEO: Shigetaka Komori; hereinafter referred to as "Fujifilm") has decided to invest approximately 24 billion yen at the Kanagawa Factory Ashigara Site to construct a new plant with research and development facilities for flat-panel display materials. Construction will start in December 2006 with production scheduled to commence in April 2008.

The liquid crystal displays(LCD)market has entered a period of full-fledged growth with ever-larger screens and improved performance driving the expansion of demand for LCD televisions worldwide. Calls for large LCD televisions with screens of 40 inches or more are increasing rapidly, rising roughly 50% year on year, and these ever-larger sizes demand the development of more suitable materials.

FUJIFILM is concentrating its development and research on cutting-edge technologies for new products compatible with larger LCD televisions at the Flat Panel Display Materials Research Laboratories located at the Kanagawa Factory Ashigara Site. In order to further shorten the time from research and development to market introduction, the company has made the decision to construct a new plant complete with research and development facilities.

In response to larger LCD screens, this plant will develop and manufacture ultra-wide FUJITAC(*1), which permits the effective production of materials for large LCD televisions of over 40 inches. Functional films based on FUJITAC will also be developed and produced.

FUJITAC is manufactured primarily from native cellulose, a plant-based composition, and is a product with minimal impact on the environment. Recently, it became the first LCD display material to obtain the Biomass Mark(*2) of certification promoted by the Japanese Ministry of Agriculture, Forestry and Fisheries(*3). In the future, Fujifilm will further promote research and development of environmentally friendly materials with its objective of converting material compositions completely to plant-based raw materials in addition to the native cellulose that FUJITAC is composed of.

Fujifilm's flat panel display materials business is expanding sales of products. Among the products which incorporate Fujifilm's proprietary technologies are: FUJITAC, an indispensable protective film for polarizing films used in LCDs, for which the company has been greatly strengthening its production capabilities at FUJIFILM Kyushu (started full operation in October 2006); WV film(*4) which widens viewing angles; CV film(*5) which has strong anti-reflective effects on panel surfaces. In addition, by expanding production and sales of Transer(*6), a film used to produce color filters, and Color Mosaic (*7), Fujifilm expects to achieve its sales target of 300 billion yen in fiscal 2009.

Fujifilm will actively continue to research and develop new technologies and contribute to improving the performance and production efficiency of flat panel display materials along with environmental preservation, contributing to industry development as the leading company for flat panel display materials.

(*1) FUJITAC:

Made from cellulose triacetate (TAC) material, FUJITAC is used as a protective film for the polarizing films used in LCDs. It has superior

optical properties.

(*2) Biomass Mark:

A logo mark notifying customers of products whose constituent raw materials are derived from sustainable organic resources created from flora or fauna. The purpose of this mark is to contribute to the creation of a sustainable society using nature's bounty through the dissemination of such products. Besides FUJITAC, WV film and CV film have also obtained this certification.

FUJITAC is different from petroleum-derived products such as polyethylene film, as it contains many carbon-neutral resources that curb emissions of carbon dioxide. It contributes to the prevention of global warming by reducing CO_2 emissions during product lifecycle and economizing petroleum resources, which are in danger of depletion.

(*3) As of November 27,2006

(*4) WV film:

A film that significantly widens viewing angles on LCD panels. It is a proprietary product of Fujifilm.

(*5) CV film:

An antireflective film for the surfaces of LCD panels. Its characteristics include low reflectivity, high precision and high resistance to dust and dirt.

(*6) Transer:

A film used to produce color filters for LCDs. A color LCD panel is created by transferring red, green, blue and black color layers from this film to the glass board using a dry lamination technique. It is optimal for use in manufacturing large LCD panels.

(*7) Color Mosaic:

A color resist for LCD color filters; which is suitable for every type of LCD including transparent, trans-flective and reflective types. The wide range of functional materials includes primary colors, complementary colors and photo spacers to control LC cell gaps.

Overview of New Plant

1. Name of plant	Kanagawa Factory Ashigara Site Plant 4
2. Construction site	Nakanuma 210, Minami Ashigara City, Kanagawa Prefecture (FUJIFILM Kanagawa Factory Ashigara Site)
3. Investment	Approximately ¥24 billion
4. Production items	FUJITAC and functional films
5. Productive capacity	Over 50 million m^2 annually
6. Total floor area	25,900 m^2
7. Commencement date of construction	December 2006
8. Commencement date of operations	April 2008

Production Capacity for FUJITAC

		FUJITAC conversion supply capacity (annual)			Total capacity
		FUJIFILM Kyushu Co., Ltd.	**FUJIFILM Kanagawa Factory Ashigara Site**	FUJIFILM Opt Materials Co., Ltd.	
In operation as of November 2006		Plant 1 Line 1 50 million m^2	Plants 1 to 3 100 million m^2	Plants 1 to 4 180 million m^2	330 million m^2
Dates for Operation	Feb-07	Plant 1 Line 2 50 million m^2			380 million m^2
	Aug-07	Plant 2 Line 3 50 million			430 million m^2

	Dec-07	Plant 2 Line 4 50 million m^2				480 million m^2
	Apr-08	Plant 3 Line 5 50 million m^2	**Plant 4 50 million m^2**			580 million m^2
	Aug-08	Plant 3 Line 6 50 million m^2				630 million m^2

Media Contact: FUJIFILM Corporation
Corporate Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese : http://fujifilm.jp/
English : http://www.fujifilm.com/

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